UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Protection One, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74 3663 304
                                 (CUSIP Number)

                                 Rita A. Sharpe
                                    President
                              Westar Capital, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                    copy to:

                                John K. Rosenberg
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6535
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 24, 1997
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.




                               PAGE 1 OF 19 PAGES

---------------------
CUSIP NO. 74 3663 304
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     68,674,402
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               68,674,402
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,674,402
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                               PAGE 2 OF 19 PAGES

                                  SCHEDULE 13D

---------------------
CUSIP NO. 74 3663 304
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Western Resources, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     68,674,402
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               68,674,402
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,674,402
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

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Item 1.  Security and Issuer

         This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Shares") of Protection One, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 6011 Bristol Parkway, Culver City, California 90230.

Item 2.  Identity and Background

         This Schedule 13D is filed on behalf of Westar Capital, Inc., a Kansas corporation ("Westar"), a wholly owned subsidiary of Western Resources, Inc., a Kansas Corporation ("Western") and Western. Westar and Western together are sometimes referred to herein as the "Reporting Persons".

         Westar is a holding company that invests in and owns subsidiaries that deal in gathering, processing and marketing natural gas, in energy-related businesses and electronically monitored security services. The principal executive offices of Westar are located at 818 S. Kansas Ave., Topeka, Kansas 66612.

         Western is engaged in the production, purchase, transmission, distribution and sale of electricity, and, through its subsidiaries and investments, the delivery and sale of natural gas,



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energy-related products and the provision of electronically monitored security services. The principal executive offices of Western are located at 818 S. Kansas Ave., Topeka, Kansas 66612.

         (a)-(c); (f) The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule I hereto and are incorporated by reference herein.

         (d)-(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed on
Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such

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person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3.  Source and Amount of Funds or Other Consideration

As consideration for the Shares, Westar contributed an aggregate of $361,048,239 in cash to the Company, together with certain publicly traded securities and the common stock of its subsidiaries Westar Security, Inc. and WestSec, Inc. Westar obtained the funds necessary to contribute the cash portion of the consideration for the Shares from working capital.

Item 4.  Purpose of Transaction

         On November 24, 1997 (the "Closing Date"), Western and the Company consummated the transactions contemplated under the Contribution Agreement, dated as of July 30, 1997 and amended by Amendment No. 1 thereto dated as of October 2, 1997 (as so amended, the "Contribution Agreement"), by and between the Company and Western, at which time the Company issued to Westar 68,673,402 Shares. As consideration for the Shares, Westar contributed to Protection One
(i) $243,674,220 in cash, (ii) $6,325,780 in the form of publicly-traded securities owned by Westar issued by entities engaged in electronically monitored security services, (iii) all of the issued and outstanding stock of two of its wholly owned subsidiaries, Westar Security, Inc., a Kansas corporation, and WestSec, Inc., a Kansas corporation, and (iv) an additional $117,374,019 to be used to fund a special dividend to Company shareholders (other than Westar).

         In connection with the execution of the Contribution Agreement, the Company and Western entered into a Stock Option Agreement, dated as of July 30, 1997 (the "Stock Option Agreement"). The Stock Option Agreement grants to Western an irrevocable right to purchase (the "Option") up to 2,750,238 additional Shares at a price of $15.50 per Share; provided, that Western may not exercise the Option with respect to any Shares if, upon issuance of such Shares by the Company, Western would be in violation of its obligations under Section
3.18 of the Contribution Agreement (as described in Item 6). The Option terminates on the earlier of (A) 45 days following the last date on which any Company Convertible Notes (as defined in Item 6) remain outstanding and (B) October 31, 1999.

         A conformed copy of the Contribution Agreement is attached hereto as Exhibit A. A conformed copy of the Stock Option Agreement is attached hereto as Exhibit B.

         Western entered into the transaction with the Company because Western believes that the combination of its electronically monitored security services business, as conducted through Westar Security, Inc. and WestSec, Inc., with the Company would create an opportunity to capitalize on the strengths of both companies and would combine the national presence and large customer base of Western's electronically monitored security services business with the Company's management team, dealer management program and historically strong growth. The transaction gave Western control of a publicly traded company that Western believes is in a position to participate in the further consolidation of the fragmented electronically monitored security services industry.

         The Reporting Persons acquired all of the Shares beneficially owned by them in the normal course of their respective businesses and in connection with the contribution by Westar in exchange for the Shares of the Company as a result of negotiations between Western and the Company. By reason of their ownership of the Shares, Western's right to appoint directors to the Board of Directors of the


                               PAGE 6 OF 19 PAGES

Company, and certain rights granted to Western under the Contribution Agreement (as more fully described in Item 6), the Reporting Persons are in a position to influence whether the Company engages in certain corporate transactions including those transactions described under paragraphs (a) through (j) of Item 4 of Schedule 13D.

         On the Closing Date and pursuant to section 3.10 of the Contribution Agreement, the Company increased the size of its Board of Directors from four to 12 to permit eight persons named by Western to be added to such Board. Section
3.10 of the Contribution Agreement provides that, until the second anniversary of the Closing Date, Western will vote all Shares beneficially owned by it to elect the four directors of the Company immediately prior to the Closing Date and eight individuals selected by Western (some or all of whom, at Western's sole discretion, may be "independent persons" as defined in the Contribution Agreement). Thereafter, for so long as Western directly or indirectly owns more than 50% of the outstanding Shares, Western will vote all such Shares to elect as directors of the Company (i) one individual selected from the executive officers of the Company, (ii) at least three Independent Directors (as defined in the Contribution Agreement), and (iii) eight individuals selected by Western.

         Westar will continually review its ownership in the Company and, based on its evaluation of market and

                               PAGE 7 OF 19 PAGES
economic conditions, applicable regulatory requirements, Western's contractual obligations pursuant to the Contribution Agreement, and the Company's business prospects and future development, it may from time to time determine to modify its investment in the Company through any available means, including open market purchases or sales or privately negotiated transaction or actions of the type described under paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons will continually review the financial affairs of the Company and, based on their evaluation of market and economic conditions, applicable regulatory requirements, and other factors that they may deem relevant, they may from time to time determine to change the capitalization of the Company by changing the amount of the Company's public debt outstanding through refinancings, new issuances, open market purchases, redemptions or any other available means.

         Pursuant to the Contribution Agreement, on November 24, 1997 Western caused Westar to transfer all of the shares of Guardian International, Inc. and Centennial Security Holdings, Inc. held by Westar to the Company in exchange for an aggregate of $102,885,976, and Westar and the Company entered into assignment and assumption agreements in connection therewith.


                               PAGE 8 OF 19 PAGES

         Pursuant to the Contribution Agreement, for a period of 180 days following the Closing Date, the Company has the right to require Western to transfer all of the equity securities of Network Holdings, Inc. held by Western or any of its subsidiaries to the Company for the higher of cost or the market value of such securities at the time of the transfer.

         Except as indicated in this Statement, the Reporting Persons currently have no specific plans or proposals that relate to or would result in any of the matters or actions described under paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Each of the Reporting Persons is deemed to beneficially own the number of Shares and, based on information provided by the Company, the percentage of outstanding Shares, listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith relating



                               PAGE 9 OF 19 PAGES
to such Reporting Person. In addition, the number of Shares deemed beneficially owned by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith relating to such Reporting Person.

         Except as set forth in this Statement, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, beneficially owns any Shares.

         Except as set forth in this Statement, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities of the Issuer

         The Contribution Agreement contains the following with respect to contracts, arrangements, understanding or relationships with respect to securities of the Company:

                               PAGE 10 OF 19 PAGES

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         Until the 10th anniversary of the Closing Date (unless earlier terminated pursuant to the provisions of the Contribution Agreement), section
3.18 of the Contribution Agreement prohibits Western, its affiliates and any person acting on their behalf from directly or indirectly (i) acquiring, agreeing to acquire or proposing, or announcing or disclosing any intention to propose, to acquire any Shares or any other securities of the Company generally entitled to vote for the election of directors of the Company and on other matters for which the holders of Shares are entitled to vote ("Voting Securities"), and (ii) proposing, or announcing or disclosing any intention to propose, any merger or business combination involving the Company or the purchase of all or substantially all of the assets of the Company. Notwithstanding this prohibition:

         (A) Western and its affiliates, and any person acting on their behalf, may acquire Voting Securities pursuant to the Stock Option Agreement;

         (B) Between the Closing and the six-month anniversary of the Closing, Western may in any manner acquire Voting Securities representing in the aggregate up to but not exceeding 85% of the Voting Securities issued and outstanding at such time;

                               PAGE 11 OF 19 PAGES

         (C) After the six-month anniversary of the Closing, at any time when the Convertible Senior Subordinated Notes due 2003 (the "Convertible Notes") of Protection One Alarm Monitoring, Inc., a wholly owned subsidiary of the Company, representing more than $51,750,000 in aggregate principal amount remain outstanding, Western may in any manner acquire Voting Securities representing in the aggregate up to but not exceeding 88.5% of the Voting Securities issued and outstanding at such time;

         (D) After the six-month anniversary of the Closing, at any time when Convertible Notes representing less than $51,750,000 in aggregate principal amount remain outstanding, Western may in any manner acquire Voting Securities representing in the aggregate up to but not exceeding 85% of the Voting Securities issued and outstanding at such time; and

         (E) Following the Closing Western may make a tender offer or exchange offer for all outstanding Shares or Voting Securities, and may propose a merger or business combination involving the Company or the purchase of all or substantially all of the assets of the Company, but only if (x) any tender offer constitutes a "tender offer" for purposes of, and is

                               PAGE 12 OF 19 PAGES

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     made in compliance with, Rules 14d-1 and 13e-3 under the Securities
     Exchange Act of 1934, as amended, and (y) any such action is approved by a majority of the Independent Directors (as defined in the Contribution Agreement), and is at a price and on terms that are fair to the stockholders of the Company as determined by a majority of such Independent Directors after receipt of a fairness opinion from a nationally recognized investment banking firm selected by a majority of such Independent Directors and reasonably acceptable to Western.

         On the Closing Date and pursuant to section 3.10 of the Contribution Agreement, the Company increased the size of its Board of Directors from four to 12 to permit eight persons named by Western to be added to such Board. Section
3.10 of the Contribution Agreement provides that, until the second anniversary of the Closing Date, Western will vote all Shares beneficially owned by it to elect the four directors of the Company immediately prior to the Closing Date and eight individuals selected by Western (some or all of whom, at Western's sole discretion, may be "independent persons" as defined in the Contribution Agreement). Thereafter, for so long as Western directly or indirectly owns more than 50% of the outstanding Shares, Western will vote all such Shares to elect as directors of the Company (i) one individual selected

                               PAGE 13 OF 19 PAGES

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from the executive officers of the Company, (ii) at least three Independent
Directors, and (iii) eight individuals selected by Western. The Contribution Agreement also provides that, until the third anniversary of the Closing, the corporate headquarters of the Company will be in Los Angeles, California and the Company's finance headquarters will be in the Dallas, Texas metropolitan area.

         Section 3.15 of the Contribution Agreement provides that for so long as Western owns, directly or indirectly, more than 50% of the outstanding Shares, neither Western nor any of its subsidiaries (other than the Company and its subsidiaries) will engage in, or invest in, acquire any equity securities of, or enter into any material business relationship with, any person engaged in the business of selling and servicing residential (other than multi-family residential) or commercial monitoring and response security systems, access control systems, closed-circuit television and video monitoring systems, vehicle location and monitoring systems or security guard services (the "Business"). Notwithstanding this prohibition, Western may (i) engage in the business of selling and servicing multi-family residential monitoring and response security systems (the "Multi-Family Monitoring Business"), (ii) invest in, acquire any equity securities of, or enter into any material business relationship with, any person engaged



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in the Business provided such person derives at least 75% of its revenues from
Multi-Family Monitoring and/or any other business other than the Business and
(iii) engage in the Business to the extent such business is acquired pursuant to the foregoing clause (ii). Notwithstanding the foregoing, Western may not invest in, acquire any equity securities of, or enter into any material business relationship with any person engaged in the Business if, following such investment, acquisition or entrance into, Western would derive aggregate annual revenues from the Business in an amount equal to 7.5% or greater of the aggregate annual revenues at such time of the Company.

         Pursuant to section 3.19 of the Contribution Agreement, the Company was required, and Western was required to cause the Company, to establish a new stock option plan for the benefit of the Company's officers and key employees (including officers and key employees of Westar Security, Inc. and WestSec, Inc.). Such plan included such terms and conditions as were determined by the Board of Directors of the Company and approved by Western and provided for the issuance of a total of up to 4,200,000 Shares.

         Pursuant to section 3.20 of the Contribution Agreement, prior to the Closing Date the Company was required to deliver to Western a schedule setting forth (i) the cash payments to be



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paid with respect to, the reduction in the exercise price of, and/or the increase in the number of Shares issuable upon exercise of, each outstanding option, warrant and Convertible Note of the Company as a result of the payment of the special dividend (as contemplated by section 3.17 of the Contribution Agreement) and (ii) the number of Shares Western was entitled to acquire pursuant to the Contribution Agreement, after giving effect to the payments, reductions and increases referred to in clause (i). If, following the Closing Date, Western notifies the Company that any calculation on the schedule was incorrect, and that as a result thereof either (i) Western was not issued as of the Closing Date the correct number of Shares or (ii) the Company was required to make distributions or adjustments not contemplated by the schedule, then the Company shall issue additional Shares to Western at no cost to Western to rectify such incorrect calculation. With respect to distributions or adjustments to exercise prices not contemplated by the schedule that the Company is required to make, Western shall be entitled to receive for each $1,000,000 of such payments or adjustments that number of Shares equal to .1% of the number of Shares Western was entitled to acquire on the Closing Date.

                               PAGE 16 OF 19 PAGES

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         The Stock Option Agreement grants to Western an irrevocable right to purchase (the "Option") up to 2,750,238 additional Shares at a price of $15.50 per Share; provided, that Western may not exercise the Option with respect to any Shares if, upon issuance of such Shares by the Company, Western would be in violation of its obligations under Section 3.18 of the Contribution Agreement. The Option terminates on the earlier of (A) 45 days following the last date on which any Convertible Notes remain outstanding and (B) October 31, 1999.

         Except as set forth in this Schedule 13D, none of the Reporting Persons, and to the knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits

     (a) Executive officers and directors of Western and Westar.

     (b) Contribution Agreement dated as of July 30, 1997, as amended by Amendment No. 1 thereto, dated as of October 2, 1997.

     (c) Stock Option Agreement dated as of July 30, 1997.

     (d) Joint Filing Agreement by and between Westar and Western dated December 4, 1997.

                               PAGE 17 OF 19 PAGES

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 4, 1997


                                        WESTAR CAPITAL, INC.



                                        By: /s/ Marilyn K. Dalton
                                           -------------------------------------
                                           Name:  Marilyn K. Dalton
                                           Title: Treasurer



















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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 4, 1997


                                        WESTERN RESOURCES, INC.



                                        By: /s/ Steven L. Kitchen
                                           -------------------------------------
                                           Name:  Steven L. Kitchen
                                           Title: Executive Vice President and
                                                  Chief Financial Officer

















                               PAGE 19 OF 19 PAGES